701 Fifth Avenue, Suite 5100 Seattle, WA 98101-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

May 8, 2018

Via EDGAR and Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:          Barbara C. Jacobs
Rebekah Lindsey
Kathleen Collins
Folake Ayoola

Re:	Domo, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 20, 2018 CIK No. 0001505952

Ladies and Gentlemen:
On behalf of our client, Domo, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2018, relating to the above referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting this letter via EDGAR.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.
Prospectus Summary

1.
Please refer to our prior comment 2. Considering non-enterprise customers comprise over half of your revenues, it is unclear why you do not believe that presenting recurring revenue and annual contract value for this class of customer would provide value to investors. Please explain further or revise to provide similar disclosure for non-enterprise customers.

The Company would draw the Staff’s attention to its disclosure on pages 54 and 55 that highlights the shift in the Company’s business focus towards enterprise customers. Currently, enterprise customers contribute nearly half of the Company’s overall revenue, and with the marked shift in sales and

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Securities and Exchange Commission
May 8, 2018

marketing activities towards enterprise sales, the Company expects that enterprise customers will contribute an increasing amount of the Company’s revenue over time. Given this shift in focus, and the reduced opportunities for expansion and upselling across non-enterprise customers, similar metrics for such customers are not an active area of focus for Company management. The Company respectfully submits that the contribution from enterprise customers better reflects management’s priorities as well as the Company’s prospects and that providing additional detail regarding non-enterprise customers would not materially enhance investors’ understanding of the Company’s business.

2.
You appear to provide both the percentage increase in annual contract value and the subscription net revenue retention rate measures on page 55 to support the performance of your land and expand sales model. Please tell us why you only highlight annual contract value in your prospectus summary or revise to also include a discussion of your subscription net revenue retention rates here.

In response to the Staff’s comment, the Company will revise the Registration Statement on page 2 of the prospectus summary as follows (with added text underlined).
As of January 31, 2018, we had more than 1,500 organizations as customers, including 375 customers with more than $1 billion in revenue, which we refer to as enterprise customers. For the fiscal years ended January 31, 2017 and 2018, our enterprise customers accounted for 47% and 46% of our revenue for such periods, respectively. We employ a land-and-expand business model and typically enter into enterprises within a specific division or for a specific use case. As our users see the value of our platform, we expand our footprint within the enterprise. As of January 31, 2018, our 20 largest customers, as measured by annualized recurring revenue, had increased their investment in our platform by approximately nine times compared to their initial subscription. As of January 31, 2018, for the cohort of enterprise customers that licensed our product in the fiscal year ended January 31, 2015, the current annual contract value, or ACV, is 186% of the original license value, compared to 129% and 160% for the cohorts of enterprise customers that subscribed to our platform in the fiscal years ended January 31, 2016 and 2017, respectively. ACV represents the total annual contract value of subscriptions to our platform exclusive of professional services and one-time revenue generating events and after giving effect to the impact of cancellations. In addition, over the fiscal year ended January 31, 2018, our subscription net revenue retention rate, which compares the subscription revenue generated from a cohort of customers that generated subscription revenue at the beginning of the same period in consecutive fiscal years (excluding customers from the cohort who canceled during the initial period), was over 100% for all customers and over 115% for enterprise customers. We believe we are extremely well-poised to capitalize on global digital transformation, creating more competitive organizations built on data-centric, connected and collaborative workforces. We have assembled an experienced management team to execute on this global opportunity.

Securities and Exchange Commission
May 8, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Performance
Customer Upsell and Retention, page 54

3.
You state that over the fiscal year ended January 31, 2018, your subscription net revenue retention rate was over 100% for all customers and over 115% for enterprise customers. Please tell us whether you have information available for the quarterly subscription net revenue retention rate throughout fiscal 2018. If so, please include this information in the filing and discuss any significant trends in such measure throughout the year.

In response to the Staff’s comment, the Company respectfully submits that disclosure and discussion of quarterly subscription net revenue retention rate may be misleading to investors. While the overall trend in quarterly subscription net revenue retention rate is upward, and the subscription net revenue retention rate for each quarter in the fiscal year ended January 31, 2018 was over 100% for all customers, as well as for enterprise customers, there is a high degree of variability on a quarter-to-quarter basis, particularly amongst enterprise customers, due to a number of factors including the disproportionate impact of renewals or non-renewals of enterprise contracts, which typically have larger contract values, can have on interim periods but that are not reflective of broader trends. Accordingly, the Company believes that the annual net revenue retention rate, which better captures meaningful trends in revenue retention, would be more useful to investors, and that presentation of quarterly net revenue retention may be potentially misleading.
Notwithstanding the foregoing, in response to the Staff’s comment, the Company will revise the Registration Statement on page 56 as follows (with added text underlined) to provide additional guidance regarding known trends:
Our subscription net revenue retention rate compares the subscription revenue in a given period from the cohort of customers that generated subscription revenue at the beginning of the same period in the prior fiscal year, excluding customers from the cohort who canceled during the prior period. The subscription net revenue retention rate is the quotient obtained by dividing the subscription revenue generated from that cohort in a period, by the subscription revenue generated from that same cohort in the corresponding prior year period. Over the fiscal year ended January 31, 2018, our subscription net revenue retention rate was over 100% for all customers and over 115% for enterprise customers. Our gross subscription dollars churned is equal to the amount of subscription revenue we lost in the current period from the cohort of customers who generated subscription revenue in the prior year period. In the fiscal year ended January 31, 2018, we lost $12.4 million of subscription revenue generated by the cohort in the prior year period, $5.0 million of which was lost from our cohort of enterprise customers and $7.4 million of which was lost from our cohort of non-enterprise customers. As we continue to enhance our product and develop methods to encourage wider and more strategic adoptions, including shifting our sales and marketing activities towards enterprise customers, we expect that our subscription net revenue retention rate will continue to increase; however, our ability to successfully upsell and the impact of cancellations may vary from period to period, with greater

Securities and Exchange Commission
May 8, 2018

variability on a quarterly basis and particularly among our cohort of enterprise customers, due to fewer customers in this cohort compared to non-enterprise customers, higher average contract values and more significant expansion opportunities.  The extent of this variability depends on a number of factors including the size and timing of upsells and cancellations relative to the initial subscriptions.
To facilitate the Staff’s review, the Company is supplementally providing the Staff with the requested information. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (1) the Company is requesting confidential treatment of such supplemental materials at the time the reports are furnished to the Staff, (2) the return of the information is consistent with the protection of investors and (3) the return of the information is consistent with the Freedom of Information Act.

4.
Please refer to our prior comment 10. Considering your gross subscription dollars churned is not insignificant compared to subscription revenue, and in light of the fact that you incur significant expense to obtain new customers, please revise to disclose the impact of cancellations on your results of operations and financial condition. If you experience more churn in your non-enterprise customers as compared to your enterprise customers, please address that in your discussion.

In response to the Staff’s comment, the Company will revise the Registration Statement on page 61 as follows (with added text underlined and deleted text struck through).
Total revenue was $108.5 million for the fiscal year ended January 31, 2018, compared to $74.5 million for the fiscal year ended January 31, 2017, an increase of $34.0 million, or 46%. Subscription revenue was $87.5 million, or 81% of total revenue, for the fiscal year ended January 31, 2018, compared to $58.7 million, or 79% of total revenue, for the fiscal year ended January 31, 2017. The increase in subscription revenue was primarily due to a $25.7 million increase from existing customers and a $12.9 million increase from new customers, offset by a $9.8 million decrease from canceled customers. ~~increased revenue of $20.7 million, or 72% of the increase in subscription revenue, from existing customers as our customers increased the number of their users and use cases in our cloud-based platform. The remaining increase is due to the impact of new customers as~~ Our customer count increased 27% from January 31, 2017 to January 31, 2018. We anticipate that as we continue to close new business and retain our customers that subscription revenue will continue to increase as a percent of total revenue.
Further, in response to the Staff’s comment regarding churn in non-enterprise customers compared to enterprise the Company will revise the Registration Statement on page 56 as reflected in the response to comment #3 above (with added text underlined).
Overview, page 57

5.	We note your revised disclosures in response to comment 8 regarding the trend towards multi-year contracts with your new customers. Please revise to clarify whether your legacy customers

Securities and Exchange Commission
May 8, 2018

are also trending toward multi-year contracts. Also, considering the apparent shift toward multi-year contracts, revise to further explain any potential trends or uncertainties that may result from such shift.
In response to the Staff’s comment, the Company will revise the Registration Statement on pages 53 and 91 as follows (with added text underlined and deleted text struck through).
We offer our platform to our customers as a subscription-based service. Subscription fees are based on the number of users and the tier of package deployed. Business leaders and managers are typically the initial subscribers to our platform, deploying it for a specific use case or department. Over time, as customers recognize the value of our platform, we increasingly engage with CIOs and other executives to facilitate broad enterprise adoption. A majority of our customers subscribe to our services through one-year contracts, but recently a growing percentage of new and existing customers have entered into multi-year contracts~~, which enhances the predictability of our subscription revenue~~. In the fiscal year ended January 31, 2018, 38% of our new customers entered into multi-year contracts compared to 11% in the fiscal year ended January 31, 2017. As of January 31, 2018, 17% of our existing customers had entered into multi-year contracts, compared to 5% as of January 31, 2017. This transition to a higher percentage of multi-year contracts, among both new and existing customers, has enhanced the predictability of our subscription revenue. We typically invoice our customers annually in advance.

6.
We note your response to prior comment 22. Please revise to provide the material terms of the agreement with the supplier for cloud infrastructure services. Your discussion should include the term of the agreement and any termination provisions.

In response to the Staff’s comment, the Company will revise the Registration Statement on page 92 as follows (with added text underlined and deleted text struck through).
We rely heavily on data centers and other technologies and services provided by third parties in order to operate critical functions of our business. We serve our customers from multiple data centers in the following geographies: North America, Western Europe, and Australia. The data centers we use are designed to host mission-critical computer systems with fully redundant subsystems and compartmentalized security zones. Our platform runs within third-party data centers. As of January 31, 2018, we used Amazon Web Services, or AWS, data center facilities located in Western Europe, North America and Australia~~, as well as Microsoft Azure data centers in the United States to host customer data~~. We committed to spend an aggregate of $60.0 million between April 2017 and March 2020 pursuant to our agreement with AWS. If we fail to meet the minimum purchase commitment during any year, we are required to pay the difference. AWS may terminate the agreement upon written notice to us for cause, including any material breach by us. We also use Microsoft Azure data centers in the United States to host customer data and partner with a third-party provider to maintain Company owned physical servers at an Equinix data center in the United States.

Securities and Exchange Commission
May 8, 2018

Billings, page 61

7.
Please tell us how multi-year contracts are reflected in your billings measure. To the extent that billings does not reflect the entire multi-year contract value, revise to provide backlog information for the remaining amounts to be billed under existing multi-year contracts. Refer to Item 101(c)(1)(viii) of Regulation S-K.

In response to the Staff’s comment, the Company will revise the Registration Statement on page 67 to add the disclosure related to backlog as follows. On a supplemental basis, the Company informs the Staff that it has not tracked backlog for periods prior to January 31, 2018.
Backlog
Our new business subscriptions typically have a term of one to three years, and we generally invoice our customers in annual installments at the beginning of each year in the subscription period. Due to this, at any point in the contract term, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced, they are not recorded in revenue, deferred revenue, or elsewhere in our consolidated financial statements, and are considered by us to be backlog. The amount of backlog, which does not include deferred revenue, was $71.3 million and $71.1 million as of January 31, 2018 and April 30, 2018, respectively. Of such amounts, $34.1 million and $40.8 million, respectively, are not reasonably expected to be billed during the fiscal year ending January 31, 2019.
We expect that the amount of backlog relative to the total value of our contracts will change from year to year for several reasons, including the amount billed early in the contract term, the specific timing and duration of large customer subscription agreements, varying invoicing cycles of subscription agreements, the specific timing of customer renewal, changes in customer financial circumstances, contract amendments and foreign currency fluctuations. Backlog may also vary based on changes in the average non-cancellable term of subscription agreements. The change in backlog that results from changes in the average non-cancellable term of subscription agreements may not be an indicator of the likelihood of renewal or expected future revenue. Accordingly, we believe that fluctuations in backlog are not necessarily a reliable indicator of future revenue, and we do not utilize backlog as a key management metric internally.
Certain Relationships and Related Party Transactions
Other Transactions, page 112

8.	We note your response to prior comment 17. Please revise to provide the material terms of the non-exclusive aircraft dry lease agreement with JJ Spud LLC.
In response to the Staff’s comment, the Company will revise the Registration Statement on page 113 as follows (with added text underlined).

Securities and Exchange Commission
May 8, 2018

In October 2015, we entered into a non-exclusive aircraft dry lease agreement with JJ Spud LLC, an entity controlled by Mr. James, our founder and chief executive officer.  The agreement allows us to use an aircraft owned by JJ Spud LLC for our business and on an as-needed basis. The agreement had an initial one-year term and automatically renews for successive one year periods. Either party may terminate the agreement with 30 days’ notice to the other party. Under the agreement, we pay $3,275.65 per flight hour for use of the aircraft. We are also responsible for taxes relating to our use of the aircraft. During the years ended January 31, 2017 and 2018, we incurred expenses of approximately $0.9 million and $0.7 million, respectively, related to the use of this plane.

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Securities and Exchange Commission
May 8, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Daniel Stevenson, Domo, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Mark Peterson, Ernst & Young LLP